Windtree Therapeutics, Inc.

2600 Kelly Road, Suite 100

Warrington, Pennsylvania 18976

April 24, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Re:	Windtree Therapeutics, Inc.
Registration Statement on Form S-1
SEC File No. 333-284976
Request for Acceleration

To whom it may concern:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Windtree Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-284976) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 9:00 A.M., eastern time, on April 25, 2025, or as soon thereafter as is practicable, or at such other time thereafter as our counsel, Thompson Hine LLP, may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Thompson Hine LLP, by calling Faith L. Charles at (212) 908-3905.

Please feel free to direct any questions or comments concerning this request to Faith L. Charles of Thompson Hine LLP at (212) 908-3905.

WINDTREE THERAPEUTICS, INC.

By:	/s/ Jed Latkin
Name: Jed Latkin
Title: President and Chief Executive Officer

Cc: Faith L. Charles, Thompson Hine LLP